# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ORLA MINING LTD., CIK 0001680056
CUSIP: 68634K106
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: SUITE 1010, 1075 WEST GEORGIA STREET, VANCOUVER, British Columbia Canada (A1), V6E 3C9
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-057311
Filed by CIK 0000002809

## Reporting persons
- AGNICO EAGLE MINES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ORLA MINING LTD.
Address of issuer's principal executive offices: SUITE 1010, 1075 WEST GEORGIA STREET VANCOUVER, A1, V6E 3C9

## Item 2. Person Filing
Name of person filing: Agnico Eagle Mines Limited
Address of principal business office or, if none, residence: 145 King Street East, Suite 400, Toronto, Ontario, Canada, M5C 2Y7
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: None
Percent of class: N/A
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AGNICO EAGLE MINES LIMITED: /s/ Chris Vollmershausen, Chris Vollmershausen/Executive Vice President, Legal, General Counsel & Corporate Secretary (09/30/2025)